Steven R. Jacobs
(210) 978-7727 (Direct Dial)
(210) 242-4650 (Direct Fax)
sjacobs@jw.com

April 3, 2007

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Hugh Fuller
Jeffrey Werbitt

Re:	GlobalSCAPE, Inc.

Amendment Number 1 to a Registration Statement on Form S-1
Filed January 29, 2007
File Number 333-139401

Form 10-Q/A for September 30, 2006
Filed January 29, 2007
File number 0-30617

Dear Mr. Fuller and Mr. Werbitt:

We are writing on behalf of our client, GlobalSCAPE, Inc., in response to the Staff’s comment letter dated February 7, 2007.  For purposes of convenience, we have repeated the Staff’s comments and set forth GlobalSCAPE’s responses below the comment to which they relate:

1.                                      Form S-1
Executive Compensation, page 51

Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A.  Please update your disclosure accordingly.  Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone

United States Securities

and Exchange Commission

April 3, 2007

Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

GlobalSCAPE Response:

GlobalSCAPE has incorporated the new executive compensation disclosures in the amendment now that GlobalSCAPE’s 2006 audit has been completed.

2.                                      Form 10-Q/A for the Quarterly Period Ended September 30, 2006
Item 4. Control and Procedures

We note the disclosure that you developed a “new procedure” in mid-April and implemented the procedure in late April 2006 after its approval by GlobalSCAPE’s independent auditors.  We also note that the testing of this “new procedure” is ongoing.  With a view towards disclosure and in light of the fact that the testing for the above referenced “new procedure” is “ongoing,” please tell us how your principal executive officers and principal financial officers were able to conclude that your disclosure controls and procedures were effective for this quarter and for the quarterly period ended June 30, 2006.  In this regard, if the testing is not complete, how was your principal executive officer and principal financial officer able to conclude that the matter resulting in this earlier conclusion that the company’s disclosure controls and procedures were not effective has been remediated.  Alternatively, if the testing of the “new procedure” has been completed, please revise your disclosure.

GlobalSCAPE Response:

In the 10-Q/A filed on January 29, 2007, GlobalSCAPE stated that “the procedure was implemented in late April 2006 after its approval and its testing by GlobalSCAPE’s independent auditors and will be ongoing.”  GlobalSCAPE believes that the use of the term “ongoing” refers to the use of the procedure and not the testing of the procedure.  GlobalSCAPE confirms that the testing has been completed and does not believe a revision of the disclosure is necessary. Further, GlobalSCAPE’s certifying officers have reconsidered the effect on the adequacy of its disclosure controls and procedures for the quarters ended June 30, 2006 and September 30, 2006  and continue to believe that such controls and procedures were adequate because the new procedure was tested and implemented in April

United States Securities

and Exchange Commission

April 3, 2007

2006, considerably prior to the end of the quarterly periods ended June 30, 2006 and September 30, 2006.

3.             Although you properly refer to Rules 13a-15(3) and 15d-15(e) for the definition of disclosure controls and procedures, we note that your principal executive officer and principal financial officer “concluded that the disclosure controls and procedures . . . were effective and designed to ensure that material information relating to GlobalSCAPE and [y]our consolidate subsidiaries which is required to be included in [y]our periodic Securities and Exchange Commission filings would be made known to them by others within those entities.”  In this regard, your disclosure suggests that the definition of disclosure controls and procedures that was applied by our principal executive officer and principal financial officer was different than the definition set forth by paragraph (e) of Rules 13a-15 and 15d-15.  Accordingly, tell us whether GlobalSCAPE’s disclosure controls and procedures were effective as defined specifically by paragraph (e) of  Rules 13a-15 and 15d-15 as of the end of the period covered by your Form 10-Q for the quarterly period ended September 30, 2006 and confirm that GlobalSCAPE will evaluate its disclosure pursuant to the definition of disclosure controls and procedures in all future applicable reports.

GlobalSCAPE Response:

GlobalSCAPE confirms that its disclosure controls and procedures were effective as defined specifically by paragraph (e) of Rules 13a-15 and 15d-15 as at the end of the period covered by its Form 10-Q for the quarterly period ended September 30, 2006 and confirms that GlobalSCAPE will evaluate its disclosure controls pursuant to the definition of disclosure controls and procedures in all future applicable reports.

GlobalSCAPE has acknowledged to us, and has authorized us to communicate to the Staff, GlobalSCAPE’s acknowledgement, that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities

and Exchange Commission

April 3, 2007

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (210) 978-7727 or Charles R. Poole at (210) 293-7934, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

Steven R. Jacobs